SUB-ITEM 77J

Reclassification of Capital Accounts


        The Prudential Equity Fund, Inc. accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants, Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of
Capital Distributions by Investment Companies. The effect of applying this statement was to increase distributions in excess of net investment income by $25,568,175, decrease accumulated net realized gain on investments by $239,019,165 and increase paid-in capital by $236,450,990 due to the Fund experiencing realized foreign currency gains and for redemptions utilized as distributions for federal income tax purposes during the year ended December 31, 2000. Net investment income, net realized gains and net assets were not affected by this change.